ECO BUILDING INTERNATIONAL
                                 1 Matthew Place
                                  Ballintemple
                                  Cork, Ireland


December 10, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Alexandra M. Ledbetter and H. Christopher Owings

Re: ECO Building International (the "Company")
    Registration Statement on Form S-1
    File No. 333-160476

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 (Eastern Standard Time) on Monday, December 14, 2009 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,
ECO Building International


/s/Christopher Kidney
---------------------------------
Christopher Kidney
President/Chief Executive Officer